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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 7)*



                             Gull Laboratories, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   402901 20 1
                                 (CUSIP Number)

                               Ulrich Wagner, Esq.
                              O'Melveny & Myers LLP
                               The Citicorp Center
                        153 East 53rd Street, 54th Floor
                          New York, New York 10022-4611
                                 (212) 326-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 13, 1998
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 Pages
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CUSIP NO. 402901 20 1


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      FRESENIUS AKTIENGESELLSCHAFT

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]

                                                                         (b) [ ]




3        SEC USE ONLY


4        SOURCE OF FUNDS

                      OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]





6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      GERMANY

                                     7        SOLE VOTING POWER
NUMBER OF                                               4,930,693
SHARES
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                               -0-
EACH REPORT-
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                                    4,930,693

                                     10       SHARED DISPOSITIVE POWER
                                                       -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,930,693

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62%

14       TYPE OF REPORTING PERSON

                      CO




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                      This Schedule 13D/A (Amendment No. 7) amends and
supplements the Statement on Schedule 13D dated May 4, 1994, as amended and supplemented by Schedule 13D/A (Amendment No. 1) dated
June 28, 1994, by Schedule 13D/A (Amendment No. 2) dated August
15, 1994, by Schedule 13D/A (Amendment No. 3) dated December 23,
1996, by Schedule 13D/A (Amendment No. 4) dated April 21, 1997, by
Schedule 13D/A (Amendment No. 5) dated August 14, 1997 and by
Schedule 13D/A (Amendment No. 6) dated November 3, 1997 (as so amended, the "Statement"), filed by Fresenius Aktiengesellschaft ("Fresenius AG"), with respect to the common stock, $0.001 par value ("Common Stock") of Gull Laboratories, Inc. ("Gull").
Capitalized terms used herein without definition have the meanings ascribed to them in the Statement.

Item 2.               IDENTITY AND BACKGROUND.

                      Item 2 of the Statement is hereby amended by adding the following:

                      The address of Fresenius AG has been changed to:

                      Fresenius AG
                      Else-Kroner Strasse 1
                      61346 Bad Homburg
                      Germany

Item 4.               PURPOSE OF TRANSACTION.

                      Item 4 of the Statement is hereby amended by adding the following:

                      On July 13, 1998, Gull issued a press release which announced that Gull and its majority stockholder, Fresenius AG, are conducting negotiations with a potential merger partner for a cash merger of Gull at $3.00 per share. The contemplated merger price may be subject to adjustment, depending on the results of the potential partner's ongoing due diligence investigation. Gull stated that no definitive merger agreement has been executed and there can be no assurance that any transaction will ultimately be consummated or what the price of any such transaction might be.

                      In connection with the commencement of such merger discussions, Fresenius AG has agreed with the potential partner that until July 31, 1998, neither Fresenius AG nor any of its agents will solicit or entertain an offer from, engage in discussions or negotiate with, or provide information to, any party with respect to a sale or merger of Gull or any capital stock or material assets of Gull. Accordingly, Fresenius AG has requested that Wasserstein Perella & Co. Inc ("WP & Co.") suspend discussions with other parties on behalf of Fresenius AG. (For information regarding Fresenius AG's retention of WP & Co. with respect to Fresenius AG's investment in Gull, see
Item 4 of Fresenius AG's Schedule 13D/A (Amendment No. 6)).

                      Except for the matters described in this Item 4 and in
Item 4 of Fresenius AG's Schedule 13D/A (Amendment No. 6),



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Fresenius AG does not have any present intention to effect or cause Gull to effect any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.               MATERIALS TO BE FILED IN EXHIBITS.


Exhibit                                                  Exhibit No.
-------                                                  -----------

Gull Press Release Issued July 13, 1998                       1



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                                   SIGNATURES


                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 14, 1998                          FRESENIUS AKTIENGESELLSCHAFT



                                         By:/s/ Dr. Matthias Schmidt
                                            ------------------------------------
                                         Name:  Dr. Matthias Schmidt
                                         Title: Member of the Managing Board



                                         By:/s/ Rainer Baule
                                            ------------------------------------
                                         Name: Rainer Baule
                                         Title: Member of the Managing Board


                                       S-1
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                                INDEX TO EXHIBITS


Exhibit                                               Exhibit No.
-------                                               -----------

Gull Press Release Issued July 13, 1998                    1